SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 5)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, Alabama 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq.	Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
701 Fifth Avenue	One Market Street
Suite 5100	Spear Tower, Suite 3300
Seattle, Washington 98104	San Francisco, California 94105
(206) 883-2500	(415) 947-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, as previously amended by Amendment No. 1 filed on October 16, 2009, Amendment No. 2 filed on October 29, 2009, Amendment No. 3 filed on November 10, 2009 and Amendment No. 4 filed on November 13, 2009 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO dated October 15, 2009, as amended by Amendment No. 1 filed on October 28, 2009, Amendment No. 2 filed on November 10, 2009 and Amendment No. 3 filed on November 13, 2009 (as previously filed with the SEC, and as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 5 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
The ninth paragraph of Item 8, under the section captioned “Austria,” is hereby amended and supplemented by the addition of the following sentences at the end of such paragraph:
     “On November 18, 2009, the Federal Competition Authority in Austria informed Parent that neither the Federal Competition Authority nor the Federal Cartel Attorney requested an in-depth investigation before the Cartel Court and therefore the transactions contemplated by the Merger Agreement were cleared. Accordingly, the condition to the Offer relating to the receipt of clearance in Austria has been satisfied.”
The tenth paragraph of Item 8, under the section captioned “Germany,” is hereby amended and supplemented by the addition of the following sentences at the end of such paragraph:
     “On November 18, 2009, the German Federal Cartel Office approved the transactions contemplated by the Merger Agreement under the Act Against Restraints of Competition. Accordingly, the condition to the Offer relating to the receipt of approval in Germany has been satisfied.”
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented with the addition of the following paragraph at the end of Item 8:
     “On November 30, 2009, Parent announced that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, as amended, until 5:00 p.m. (EST) on December 7, 2009. As of 5:00 p.m. (EST) on November 30, 2009, approximately 42.1 million Shares had been tendered and not withdrawn pursuant to the Offer, including approximately 3.5 million Shares tendered pursuant to a notice of guaranteed delivery. The press release announcing the extension of the Offer is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.”
Item 9. Materials to be Filed as Exhibits.
     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(9)	Press Release issued by Emerson Electric Co. on November 30, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: November 30, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(9)	Press Release issued by Emerson Electric Co. on November 30, 2009.